SCHEDULE 13D
(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
Amendment No. 2

QUANTA SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

74762E102

(CUSIP Number)

Thomas R. Denison — First Reserve Corporation, 1801 California St., Suite #4110, Denver, CO 80202, (303) 382-1270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

Schedule 13D
CUSIP No. 74762E102	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
First Reserve GP IX, Inc. I.R.S. No.: 91-209254 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power
0

	8.	Shared Voting Power
42,234,410

	9.	Sole Dispositive Power
0

10.	Shared Dispositive Power
42,234,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
42,234,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
37.1%

14.	Type of Reporting Person (See Instructions)
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D
CUSIP No. 74762E102	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
First Reserve GP IX, L.P. I.R.S. No.: 91-208465 3

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power
0

	8.	Shared Voting Power
42,234,410

	9.	Sole Dispositive Power
0

10.	Shared Dispositive Power
42,234,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
42,234,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
37.1%

14.	Type of Reporting Person (See Instructions)
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D
CUSIP No. 74762E102	Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
First Reserve Fund IX, L.P. I.R.S. No.: 91-208465 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power
0

	8.	Shared Voting Power
42,234,410

	9.	Sole Dispositive Power
0

10.	Shared Dispositive Power
42,234,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
42,234,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
37.1%

14.	Type of Reporting Person (See Instructions)
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to the Schedule 13D (the “Schedule 13D”) originally filed on October 23, 2002, is being filed jointly by First Reserve Fund IX, L.P. (“Fund IX”), First Reserve GP IX, L.P. (“GP IX”), and First Reserve GP IX, Inc. (“First Reserve” and collectively, the “Reporting Persons”) and relates to the Common Stock, $.00001 par value per share (the “Common Stock”) of Quanta Services, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following:

     In accordance with the terms of the Investor’s Rights Agreement, dated as of October 15, 2002, by and between the Issuer and Fund IX, Fund IX purchased (i) 22,307 shares of Common Stock on February 21, 2003 and (ii) 1,179,091 shares of Common Stock on April 28, 2003, for a total consideration of $3,569,901.75, in each case as an investment that represents an exercise of Fund IX’s preemptive rights, received as part of the consideration given for its initial investment in the Issuer, which allow the Reporting Persons to maintain their percentage ownership in the Issuer in the event of certain issuances of Issuer’s equity securities.

     The source of funds for the acquisition of the shares of Common Stock by Fund IX was money contributed by limited and general partners for the investment by Fund IX. Except in relation to its partnership interest in Fund IX, no funds were acquired directly by GP IX, or First Reserve, for their indirect acquisition of beneficial ownership of the Common Stock.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following:

     The purchase of the 1,201,128 shares of Common Stock by Fund IX was undertaken for investment purposes and in order to maintain the Reporting Persons’ percentage ownership in the Issuer.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting the first paragraph.

     Item 5(a) is hereby amended and restated in its entirety as follows:

          (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

	Number of Shares		Percentage
Reporting Party	Beneficially Owned		Of Class

Fund IX	42,234,410	(2)	37.1	%(3)
GP IX (1)	42,234,410	(2)	37.1	%(3)
First Reserve (1)	42,234,410	(2)	37.1	%(3)

(1)	GP IX is the general partner of Fund IX and may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

(2)	Consists of 42,175,474 shares of Common Stock held by Fund IX, 21,200 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer and 37,736 shares of Common Stock issued to Thomas Sikorski in his capacity as a director of the Issuer. First Reserve, as the general partner of GP IX, may be deemed to share dispositive control of the aforementioned shares issued to Ben A. Guill and Thomas Sikorski.

(3)	The percentage above is obtained by using as the denominator 113,924,684 shares of outstanding Common Stock indicated as outstanding as of March 24, 2003 in the Issuer’s Form 14(A) filed on April 21, 2003 (in accordance with Rule 13d-3(d)(1)(i)(D)). This denominator excludes (a) 1,077,750 shares of Limited Vote Common Stock (as indicated as outstanding as of March 24, 2003 in the Issuer’s Form 14(A) filed on April 21, 2003), (b) shares of Common Stock into which the Issuer’s Convertible Subordinated Notes can be converted, and (c) shares of Common Stock into which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised.

Item 5(c) is hereby amended and restated in its entirety as follows:

               (c) During the past 60 days, the following transactions were effected:

REPORTING		NUMBER OF
PARTY	DATE	SHARES	PRICE	TRANSACTION

Fund IX	2/24/03	24	$2.50 per share	(1)
Fund IX	2/24/03	17,941	$3.14 per share	(1)
Fund IX	2/24/03	4,072	$3.73 per share	(1)
Fund IX	3/13/03	37,736	$0.00 per share	Common Stock Granted to Thomas Sikorski as a Director of the Issuer. First Reserve is entitled to the profits from any sale of these shares.
Fund IX	4/28/03	8,610	$3.71 per share	(1)
Fund IX	4/28/03	7,749	$3.30 per share	(1)
Fund IX	4/28/03	656	$3.23 per share	(1)
Fund IX	4/28/03	1,115,165	$2.95 per share	(1)
Fund IX	4/28/03	27,849	$3.18 per share	(1)
Fund IX	4/28/03	492	$3.10 per share	(1)
Fund IX	4/28/03	18,450	$3.14 per share	(1)
Fund IX	4/28/03	120	$3.25 per share	(1)

(1)	Common Stock purchased as a result of exercise of preemptive rights.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following:

Joint Filing Agreement

     A Joint Filing Agreement dated April 28, 2003, by and among Fund IX, GP IX, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

Letter Agreement Amending the Investor’s Rights Agreement

     On April 17, 2003 Fund IX and the Issuer entered into a letter agreement amending the terms of the Investor’s Rights Agreement, dated as of October 15, 2002, with respect to the mechanics of the exercise of preemptive rights. The letter agreement is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety be reference thereto.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement of Schedule 13D.

2.	Letter Agreement, dated as of April 17, 2003, between Quanta Services, Inc. and First Reserve Fund IX, L.P.

SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2003

FIRST RESERVE FUND IX, L.P.

By: By:	First Reserve GP IX, L.P., General Partner First Reserve GP IX, Inc., General Partner

By:	/s/ Thomas R. Denison

Name: Title:	Thomas R. Denison Managing Director

FIRST RESERVE GP IX, L.P.

By:	First Reserve GP IX, Inc., General Partner

By:	/s/ Thomas R. Denison

Name: Title:	Thomas R. Denison Managing Director

FIRST RESERVE GP IX, INC.

By:	/s/ Thomas R. Denison

Name: Title:	Thomas R. Denison Managing Director

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

A.	Joint Filing Agreement of Schedule 13D.

B.	Letter Agreement, dated as of April 17, 2003, between Quanta Services, Inc. and First Reserve Fund IX, L.P.

EXHIBIT A

JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13D filed with respect to the Common Stock of Quanta Services, Inc., to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.

Dated: April 28, 2003

FIRST RESERVE FUND IX, L.P.

By: By:	First Reserve GP IX, L.P., General Partner First Reserve GP IX, Inc., General Partner

By:	/s/ Thomas R. Denison

Name: Title:	Thomas R. Denison Managing Director

FIRST RESERVE GP IX, L.P.

By:	First Reserve GP IX, Inc., General Partner

By:	/s/ Thomas R. Denison

Name: Title:	Thomas R. Denison Managing Director

FIRST RESERVE GP IX, INC.

By:	/s/ Thomas R. Denison

Name: Title:	Thomas R. Denison Managing Director

EXHIBIT B

FIRST RESERVE

CORPORATION	1801 California Street, Suite 4110, Denver, CO 80202 Main (303) 382-1270 Fax (303) 382-1275

April 17, 2003

Dana A. Gordon, Esq.
c/o Pamela Kunkemoeller, Esq.
Quanta Services, Inc.
1360 Post Oak Boulevard
Suite 2100
Houston, Texas 77056

Re: Preemptive Right to Purchase Shares of Quanta Common Stock (First Quarter)

Dear Pamela:

     First Reserve and Quanta have agreed to revise the language contained in Article IV of the Investor’s Rights Agreement entered into between Quanta Services, Inc. and First Reserve Fund IX, L.P. (“First Reserve”), dated as of October 15, 2002 (the “Agreement”), which grants First Reserve the right to purchase a Proportionate Number of shares of Quanta’s Common Stock with respect to the issuance or sale by Quanta of New Securities (as such capitalized terms are defined in the Agreement). We have agreed that Article IV of the Agreement should be revised so that the analysis of the Proportionate Number of shares of Common Stock that may be purchased by First Reserve and the notices required to be given be calculated on a quarterly, rather than monthly, basis. Please acknowledge your agreement of this revision by signing in the space provided below and returning an executed copy to me via fax (303-382-1275).

     Based upon the revised method of calculation, and in connection with First Reserve’s preemptive rights, First Reserve intends to purchase the following shares of Quanta’s common stock for a total purchase price of $3,497,778.45.

	Number of Shares	Share Price		Purchase Price

	8,610	$3.71		$31,943.10
	7,749	$3.30		$25,571.70
	656	$3.23		$2,118.88
	1,115,165	$2.95		$3,289,736.75
	27,849	$3.18		$88,559.82
	492	$3.10		$1,525.20
	18,450	$3.14		$57,933.00
	120	$3.25		$390.00

Total Shares	1,179,091		Total	$3,497,778.45

Dana A. Gordon, Esq.
c/o Pamela Kunkemoeller, Esq.
April 17, 2003

     Due to various details involved with the sale of Quanta’s common stock, such as the submission of a supplemental listing application with the New York Stock Exchange, and subject to necessary approvals, closing for this transaction is scheduled for April 28, 2003.

Very truly yours,

/s/ THOMAS R. DENISON

Thomas R. Denison
Managing Director of First Reserve GP, IX, Inc.,

Accepted and Agreed to this       day of April, 2003

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